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                          October 5, 2021

       Simon Kay
       Chief Executive Officer
       Basanite, Inc.
       2041 NW 15th Avenue
       Pompano Beach, Florida 33069

                                                        Re: Basanite, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 29,
2021
                                                            File No. 333-259880

       Dear Mr. Kay:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Janice
Adeloye at 202-551-3034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Lawrence A. Rosenbloom